                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

                 ----------------------------------------------

            In the Matter of:

            RELIANT ENERGY, INCORPORATED             CERTIFICATE
            CENTERPOINT ENERGY, INC.                 OF
            1111 Louisiana                           NOTIFICATION
            Houston, Texas 77002

            (70-9895)

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                 ----------------------------------------------

     THIS IS TO CERTIFY that, in accordance with the terms and conditions of the application-declaration, as amended, of Reliant Energy, Incorporated and CenterPoint Energy, Inc. (the "Companies") in the above-captioned file and the order of the Securities and Exchange Commission with respect thereto (HCAR No. 27548 (July 5, 2002)), the Companies are reporting certain rating agency action as set forth in more detail in the attached press release from Fitch Ratings, incorporated herein by reference.


                   RELIANT ENERGY, INCORPORATED


                   By: /s/  Rufus S. Scott
                       ----------------------------------
                       Rufus S. Scott
                       Vice President, Deputy General Counsel
                       and Assistant Corporate Secretary


                   CENTERPOINT ENERGY, INC.


                   By: /s/  Rufus S. Scott
                       ----------------------------------
                       Rufus S. Scott
                       Vice President and Assistant Corporate Secretary

Dated:  July 18, 2002

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FITCH RATINGS DOWNGRADES RELIANT ENERGY IN ANTICIPATION OF RESTRUCTURING

18 Jul 2002 9:56 AM

Fitch Ratings-New York-July 18, 2002: Consistent with the expected ratings originally announced in the Fitch Ratings press release dated Feb. 8, 2001, the long-term ratings of Reliant Energy, Inc. (REI; to be renamed CenterPoint Energy Houston Electric, LLC) and Reliant Energy Resources Corp. (RERC; to be renamed CenterPoint Energy Resources Corp.) have been downgraded by Fitch and removed from Rating Watch Negative. In addition, Fitch has assigned new long-term credit ratings to CenterPoint Energy, Inc. (CNP), which will become the holding company for REI's regulated electric and gas businesses upon completion of the restructuring. The Rating Outlook is Negative.

The following is a summary of today's rating actions,:

--Fitch assigns a 'BBB-' senior unsecured debt rating to CNP. Accordingly, REI's outstanding $345 million unsecured and uninsured pollution control bonds (PCBs), which will be assumed by CNP, are downgraded to 'BBB-' from 'BBB+'. In addition, REI's outstanding trust preferred and capital securities and zero premium exchange notes (ZENS), also to be assumed by CNP, are lowered to 'BB+' from 'BBB';

--REI's outstanding $615 million first mortgage bonds, which will be assumed by CenterPoint Energy Houston Electric (CNP Electric), are lowered to 'BBB+' from 'A-'. In addition, $397 million of secured PCBs and $150 million secured medium term notes, which will be assumed by CNP, are lowered to 'BBB+' from 'A-' as these securities will continue to benefit from collateral in the form of first mortgage bonds that will be obligations of CNP Electric. REI's $400 million commercial paper program, which is to be assumed by CNP Electric, is affirmed at 'F2';

--RERC's outstanding $1.8 billion notes and debentures, which will be obligations of CenterPoint Energy Resources Corp. (CNP Resources) following the renaming of RERC, are downgraded to 'BBB' from 'BBB+' and its trust preferred securities and convertible subordinated debentures to 'BBB-' from 'BBB'. RERC's $350 million commercial paper program is affirmed at 'F2';

--Reliant Energy Finance Co. II LP's outstanding $300 million senior notes due November 2002 are affirmed at 'BBB' by Fitch and taken off Rating Watch Evolving. These securities will remain subject to a support agreement with REI. REI's obligations under the support agreement become obligations of CNP Electric upon completion of the restructuring;

--Fitch affirms Houston Industries Finance Co. LP's (FinanceCo) $2.4 billion commercial paper program at 'F2' and its $4.3 billion of bank facilities at 'BBB'. FinanceCo is taken off Rating Watch Evolving. Fitch expects to withdraw its Finance Co ratings upon the refinancing of its debt obligations at CNP.

The rating action contemplates the spin-off to future CNP shareholders of an 83% interest in the shares of Reliant Resources, Inc. (RRI) and the complete separation of the companies within the coming weeks. On July 8, 2002 REI announced that it received SEC approval to adopt a new holding company structure and complete the pending spin-off of RRI (senior unsecured rated 'BBB', Rating Watch Negative by Fitch). The RRI spin-off, which still requires final board approval and extension of a prior IRS ruling as to the tax-free nature of the transaction, is expected to be completed during the summer of 2002. Under the new structure, CNP will serve as the holding company for REI's regulated electric and gas distribution businesses and its Texas generating business until 2004 at which time the generation business is expected to be divested.

The Negative Outlook primarily reflects the near-term refinancing risk REI faces with respect to its bank credit facilities aggregating $4.7 billion, under which approximately $4.2 billion is currently utilized. Although REI was recently granted a 90-day extension of the maturity date to Oct. 10, 2002, the facility could come due as early as Sept. 10, 2002 at the option of the bank group. REI's intention is to refinance this short-term debt through a combination of capital markets debt and permanent bank financing at CNP and CNP Electric. The successful completion of the restructuring and spin-off of RRI could enhance REI/CNP's ability to execute upon this refinancing plan as CNP's exposure to the risks of the wholesale energy merchant business would be effectively eliminated. The negative outlook also reflects some uncertainty over the ultimate impact on REI of various class action lawsuits related to RRI's activities in the California wholesale power market. Fitch notes that RRI has agreed to indemnify REI for any potential damages emanating from these lawsuits.

CNP's ratings reflect its highly levered-post restructuring financial position and the expectation that consolidated credit measures will remain weak relative to the 'BBB-' rating over the next several years. With the exception of approximately $1.9 billion outstanding subsidiary debt and lease obligations transferred to RRI, the vast majority of debt issued by REI and its FinanceCo subsidiary to fund non-regulated investments prior to the May 2001 IPO of RRI will be assumed by CNP. An additional factor adversely impacting CNP's credit profile until 2004 is the flowback to ratepayers of approximately $580 million of excess stranded cost mitigation and redirected depreciation expense collected during the 1998-2000 transition period. As a result, consolidated credit protection measures are expected to remain relatively weak with consolidated total debt to capital and EBITDA to interest expected to approximate 78% and 2.0 times (x), respectively through 2004, which is the earliest date CNP is permitted under Texas electric restructuring legislation to issue second-round stranded cost recovery bonds. Fitch's ratings for CNP incorporate some degree of political and regulatory uncertainty, including the risk that new legislation could be introduced to amend or delay the implementation of stranded cost recovery. Somewhat mitigating CNP's high debt leverage is its low business risk profile and predictable cash flow stream, which should reduce ongoing volatility in consolidated credit measures. Since most non-regulated energy merchant and international business activities have moved to RRI, CNP's earnings and cash flows will be predominately derived from electric and gas distribution and FERC-regulated pipeline activities.

Under the new holding company structure, CNP Electric will become a second-tier subsidiary of CNP operating as a pure transmission and distribution (T&D) utility on behalf of approximately 1.7 million electric customers in and around Houston, TX. Fitch views the rules governing T&D utilities in Texas as favorable for CNP Electric. Specifically, CNP Electric will bear neither

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commodity nor supply risk, and the responsibility of provider of last resort will not be retained by CNP Electric. Given the low risk nature of CNP Electric's operations combined with its relatively conservative capital structure (approx. 50-60% debt/capital) EBITDA interest coverage is expected to average roughly 3.0x through 2004. Despite its stronger standalone financial profile, CNP Electric's secured debt rating is constrained at 'BBB+' due to its highly leveraged parent. Fitch notes that the Texas regulatory framework does not provide any general restrictions limiting CNP's ability to upstream dividends from CNP Electric.

Although CNP Resources' standalone credit profile will not change materially following the restructuring, Fitch has lowered its long-term credit ratings by one notch due to the added financial pressure resulting from the substantial debt burden at CNP. In particular, there are no general legal restrictions that prevent the payment of dividends by CNP Resources to CNP. CNP Resources' credit profile is expected to remain stable given the relative predictability of its multi-state gas distribution operation and continued improvement of its FERC regulated interstate pipeline segment. Debt leverage, as measured by total debt to capital should remain in the mid-50% range over the next several years with pretax interest and cash coverage of interest approximating 2.5x and 3.0x, respectively.

Contact: Hugh Welton 1-212-908-0746 or Ellen Lapson, CFA 1-212-908-0504,
         New York.


Media Relations: James Jockle 1-212-908-0547, New York.